CBIZ, INC.

6050 Oak Tree Boulevard, South

Suite 500

Cleveland, Ohio 44131

December 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Diane Fritz, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	CBIZ, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 1, 2018
File No. 001-32961

Ladies and Gentlemen:

Set forth below are the responses of CBIZ, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 10, 2018 with respect to the Form 10-K submitted to the Staff on March 1, 2018 and the Form 10-Q submitted to the Staff on November 1, 2018 (collectively, the “Periodic Reports”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Periodic Reports.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements

Note 3. Revenue, page 12

1.

We note from your response to prior comment 1 that you do not consider your Benefit and Insurance Services practice group’s commissions to be incremental costs of obtaining a contract. Please tell us how you arrived at this conclusion. Refer to ASC 340-40-25-2. In addition, tell us the total amount of commissions expense recorded for contracts with terms in excess of one year during the nine months ended September 30, 2018.

United States Securities and Exchange Commission

December 18, 2018

Response 1a: The Company acknowledges the Staff’s comments. ASC 340-40-25-2 states that the incremental costs of obtaining a contract are those that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission), but as discussed in the FASB Transition Resource Group memo number 57-16, there could be other fact patterns that need to be considered within different commission plans that affect the determination of whether the costs are incremental to obtaining the contract.

•

As noted in our previous response, the Company pays commissions monthly over the term of the underlying contract and requires the recipient of the commission to be employed by the Company at the time of payment (i.e. service vesting condition). Failure to remain employed at the date the commission is payable results in the forfeiture of commissions that would otherwise be due. Therefore, the Company has determined that the requirement of continued employment is substantive and accordingly does not consider such commissions to be incremental costs of obtaining the contract. As a result, a contract acquisition asset is not recognized for such commissions.

Response 1b: As noted in our previous response, the majority of the Company’s contracts have an original specified duration of one year or less. Certain contracts related to the Company’s group health and benefits consulting and property and casualty insurance businesses have an original specified contract duration in excess of one year.

The total amount of commissions expense recorded for contracts with terms in excess of one year during the nine months ended September 30, 2018 was approximately two hundred sixty thousand dollars.

2.

We note your response to prior comment 5. Please revise in future filings to disclose that advisory services revenue is calculated on the estimated value of assets under management and is adjusted when the actual value is provided.

Response 2: The Company acknowledges the Staff’s comment. The Company will enhance the footnote disclosure related to advisory services revenue in future filings.

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (216) 447-9000.

Sincerely,

/s/ Ware H. Grove
Ware H. Grove Senior Vice President and Chief Financial Officer

cc:	Diane Fritz, Division of Corporation Finance